                               D.A. Davidson & Co.
                              8 Third Street North
                             Great Falls, MT 59401.

                                December 8, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      WSB Financial Group, Inc.
                  Registration Statement on Form S-1
                  File No. 333-137038

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, D.A. Davidson & Co. (the "Underwriter") hereby joins in the request of WSB Financial Group, Inc. that the effective date of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern Standard Time on Tuesday, December 12, 2006, or as soon thereafter as practicable.

     In connection with the distribution of the preliminary prospectus contained in the above-referenced Registration Statement, as amended, the underwriters hereby confirm that they have complied with the requirements of Rule 460 under the Act.

     This is to further advise you that the underwriters have complied with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with regard to the delivery of preliminary prospectuses, and will continue to comply therewith in connection with the delivery of final prospectuses.



                                            D.A. Davidson & Co.



                                            By:   /s/ Monte Giese
                                                  ---------------
                                                  Monte Giese
                                                  Managing Director